March 12, 2024

Via: Edgar

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Re:	Momentous Holdings Corporation

Form 10-K for the Fiscal Year ended May 31, 2023

Form 10-KT for the transition period from June 1, 2023, to November 30, 2023

File No. 333-207163

Comment Letter dated January 11, 2024

Attn: Ryan Rohn,

In response to the SEC comment letter referenced above, the Company notified the Staff that it had to engage a new auditor to provide an audit opinion on the Company’s financial statements for the period ended May 31, 2023. The Company’s previous auditor issued a disclaimer opinion on the financial statements for this same period ended May 31, 2023. The new auditor is in the process of auditing the Company’s financials and expects it to be completed by the end of next week. Once the audit is completed, the Company intends to file a Form a 10-K/A with an explanatory note replacing the previous 10-K filing and will simultaneously provide their responses to the comment letter.

We respectfully request another extension of time until March 26, 2024.

/s/ David Lazar

David Lazar

Chief Executive Officer

(646) 768 8417